November 23, 2009

H. Christopher Owings

Assistant Director

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	RoomStore, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 2, 2009
File No. 333-158373

Dear Mr. Owings:

Please accept this letter as our responses to the comments set forth in your October 15, 2009 letter. For ease of reference, we have repeated each comment before we provide our response. We will refer herein to RoomStore, Inc. as either RoomStore or the Company.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 5

1.	We note that in response to comment four of our August 4, 2009 letter you state that you have removed all generic risk factors. We reissue our comment with respect to your risk factor on page 6 titled “We may be exposed to potential risks resulting from requirements under section 404 of the Sarbanes-Oxley Act of 2002.” You should not present risks that could apply to any issuer or any offering. Please advise us why you believe this risk factor is appropriate.

Response:

We will delete this risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 17

2.

We note your response to our comment nine from our letter dated August 4, 2009. Your response indicates that FY 2006 was your first tax year and the original accrual differed from the return when it was filed during FY 2007 mainly because of the state differences in what was taxable and how the tax was calculated. Your response

H. Christopher Owings

November 23, 2009

also indicates that these differences were reflected in the FY 2007 tax provision. Please explain to us whether these differences resulted from new information, and if so, what that new information was. If these differences reflect errors in your FY 2006 tax accrual that were corrected during FY 2007, please provide us with your qualitative and quantitative assessment of materiality for the periods impacted by the errors which supports your conclusion that the financial statements should not be restated. Please see SAB Topic 1:M and SFAS 154 for further guidance.

Response:

The tax adjustments posted in the FY 07 financial statements were a function of a change in estimate. When the tax accrual was calculated for the FY 06 financials, it was the first year that the company was separate from the Heilig Meyers Consolidated group so it was estimated based on what we knew about the allocations and rates from the consolidated return. When the FY 06 return was prepared in the third quarter of FY 07, it was prepared with the allocations, adjustments and rates for the new company on a stand-alone basis being applied. Because RoomStore had been a small part of the Heilig consolidated return, the return for the federal and the individual states had a different result than the consolidated group. Current income tax expense recorded in the FY 06 financial statements was approximately $4.4 million and the current tax adjustment from the FY 06 returns was approximately $151,000 or approximately 3% The deferred tax benefit adjustment was approximately $100,000, or 4% of the calculated deferred tax benefit of $2.6 million. Based on this analysis, we concluded our estimated current and deferred tax provisions for FY 06 were reasonable and therefore these changes were recorded in the FY 07 financial statements.

Liquidity and Financial Position, page 21

3.	We reissue comment 10 of our August 4, 2009 letter. We are unable to identify the revisions you made in response to our comment. For example, it does not appear you amended your discussions to address the increase in “big box” competition. Please revise or advise.

Response:

We will amend our disclosures to address these comments.

Business, page 24

4.	We note that in response to comment 13 of our August 4, 2009 letter you state that you will add additional disclosure concerning your business segments. We further note that your revised disclosure on page 24 stating that you consider MDG a separate operating segment. Your discussion under “Our Industry”, “Current Position”, and “Distribution and Delivery” appear to relate to your RoomStore segment only. It remains unclear to us which portions of your business discussion apply to your MDG segment. Please revise or advise.

H. Christopher Owings

November 23, 2009

Response:

We will amend our disclosures to include additional information regarding Mattress Discounters and the retail bedding business.

5.	Please expand your discussion on page 24 regarding the purchase of the assets of Mattress Discounters Corporation East and Mattress Discounters Corporation to provide the events that led to you acquisition of a 75% interest in conjunction with the private investor acquiring the remaining 25%. Please also disclose your rationale for appointing a private investor the CEO of Mattress Discounters Group, LLC and discuss your relationship with the CEO prior to entering into the transaction.

Response:

For several years, the Company had been seeking opportunities to acquire other furniture and/or mattress retailers in order to increase revenues. Between 2006 and 2008, several acquisitions were considered, but were ultimately rejected for various reasons. After Mattress Discounters Corporation and Mattress Discounters Corporation East (collectively “MD Corporation”) filed for bankruptcy, the Company learned that the assets of MD Corporation might be available for a very low price. After appropriate due diligence, the Company submitted a bid for the assets of the MD Corporation for an amount that approximated the value of its inventory. The Company determined that even if the Mattress Discounters business could not be salvaged, it would break even on the transaction by selling the acquired inventory. To further reduce the financial risk of the acquisition, the Company partnered with a private investor, who contributed 25% of the purchase price. This private investor had previously run a very successful chain of bedding stores in Arizona. Thus, he had the knowledge and experience to run the newly acquired business, and he was willing to take on the challenge of this new business. Prior to this acquisition, there was no business relationship between this private investor and RoomStore, Inc. He was known to a few employees in the Company, however, due to his long career in the furniture and bedding industry. We will amend our disclosure to include this information.

6.	We note your disclosure in the second to last full paragraph on page 24 that you provide support services to Mattress Discounters Group under a management services agreement. Please expand your disclosures to discuss whether the terms of this agreement would be generally available to unaffiliated parties for the provision of same or similar services.

H. Christopher Owings

November 23, 2009

Response:

The Company allocated excess capacity (facilities and personnel) to operate the new business. These services were customized to Mattress Discounters Group, and would not be generally available to unaffiliated parties. We will amend our disclosure to include this information.

Our Industry, page 25

7.	We reissue comment 15 in our August 4, 2009 letter. We note your revisions provide specific citations although you did not provide copies of the relevant documents to us, appropriately marked to highlight the sections relied upon as requested.

Response:

The documents, with the requested highlighting, are attached to this letter.

Director Compensation, page 28

8.	We note your revised footnote on page 28 in response to comment 19 of our August 4, 2009 letter stated that you adopted a Non-Employee Director Deferred Compensation Plan in April 2008. Please file this plan as an exhibit to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

We will file the Plan as an exhibit to our registration statement.

Compensation Discussion and Analysis, page 29

9.	We reissue, in part, comment 20 of our August 4, 2009 letter. Please revise your disclosures to discuss why you provide severance plans. Refer to Item 402(b) of Regulation S-K.

Response:

The Basic Severance Plan for Employees is provided to assist employees during the transition period after loss of employment due to no fault of their own. Employees with longer terms of service to the Company are rewarded for this service by receiving larger severance payments. The executive severance plans fulfill two purposes. First, executives typically have a more difficult time (as compared to non-executives) finding a comparable position after an unexpected loss of employment. Thus, if an executive’s employment is terminated without cause, due to a merger, sale, or other business event, severance pay provides a source of income while the executive seeks new employment. Second, the furniture retail industry has been

H. Christopher Owings

November 23, 2009

experiencing significant change and turmoil over the past several years. Severance plans help to retain qualified executives during such periods of uncertainty. We will amend our disclosures to add this information.

Profit Sharing Plan

10.	We note that your revision to the second to last sentence of the first paragraph of this section indicating that you pay profit sharing contributions based on a formula. Please disclose this formula. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The formula is as follows: If the total Company Annual Matching Contribution based on 2% of Compensation for a Plan Year is less than 4% of the Company’s estimated consolidated income before income taxes, then the Company will make a Company Annual Matching Contribution so that the total Company Annual Matching Contribution for the Plan Year equals 4% of the Company’s estimated consolidated income before income taxes. We will include the formula in our disclosures.

Certain Relationships and Related Party Transactions, page 34

Related Person Transactions, page 34

11.	We note that Ron Kaplan, a member of your Board of Directors, has a consulting agreement with Mattress Discounters Group, LLC. Please expand your disclosure to discuss whether the terms of this consulting agreement would be generally available to unaffiliated parties for the provision of the same services.

Response:

The consulting agreement between Ron Kaplan and Mattress Discounters Group would be available to unaffiliated parties providing the same or similar services. We will include this fact in our disclosures.

Financial Statements, page F-1

12.	Please continue to update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Response:

We will update our financial statements as required.

H. Christopher Owings

November 23, 2009

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Self-Insurance, page F-9

13.	We read your response to our comment 31 from our letter dated August 4, 2009 regarding the limits of your self-insurance liability. Please confirm to us, if true, that you have not had significant fluctuations in your self-insurance expense during the periods presented in your financial statements, since we note that you have not discussed self-insurance expense within your analysis of results of operations. In this regard, we read in your Critical Accounting Estimate for self-insurance on page 14 that in the last year you have seen health care costs increase and workers’ compensation costs decrease, so it remains unclear to us how you concluded that a discussion of changes in these expenses was not needed as part of your analysis of results of operations.

Response:

We will add a discussion of our self insurance expense in the analysis of results of operations.

Exhibit 5.1 Opinion of Brian D. Bertonneau, Counsel for RoomStore, Inc.

14.	Please have counsel revise his opinion to consent to being named in the registration statement. Refer to Rule 436 under the Securities Act of 1933.

Response:

Counsel will revise his opinion as requested.

15.	Please have counsel revise his opinion to state whether the securities being registered, when sold, will be legally issue, fully-paid and non-assessable. Refer to Item 601(b)(5) of Regulation S-K.

Response:

Counsel will revise his opinion as requested.

Please contact me at (804) 784-7611 if you have any questions about the information or responses in this letter.

Sincerely, /s/ Lewis M. Brubaker, Jr. Lewis M. Brubaker, Jr. Senior Vice President and CFO